UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               EPIQ SYSTEMS, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   26882D 109
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                                 (CUSIP Number)

                              Keith M. Pinter, Esq.
                       Wormser, Kiely, Galef & Jacobs LLP
                                825 Third Avenue
                            New York, New York 10022
                                 (212) 687-4900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 2007
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that; is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.113d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.                                                               |_|

Note: Schedules filed in paper format include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                                                     Page 2 of 5


CUSIP No.  26882D 109
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      1.    Name of Reporting Person:
            Goodgate Holdings Limited

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      2.    Check the Appropriate Box if a Member of a Group (See Instructions):
            (a) |_|
            (b) |_|

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      3.    SEC Use Only:


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      4.    Source of Funds (See Instructions):
            00

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      5.    Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 9(e):                                             |_|

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      6.    Citizenship or Place of Organization:
            Hong Kong

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              7.    Sole Voting Power:
                    1,841,251

              ------------------------------------------------------------------
Number of     8.    Shared Voting Power:
Shares              0
Beneficially
Owned by      ------------------------------------------------------------------
Each          9.    Sole Dispositive Power:
Reporting           1,841,251
Person With
              ------------------------------------------------------------------
              10.   Shared Dispositive Power:
                    1,841,251

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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
            1,841, 251

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      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions):

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      13.   Percent of Class Represented by Amount in Row (11):
            6.10%

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      14.   Type of Reporting Person (See Instructions):
            CO

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

                                                                     Page 3 of 5


This Schedule 13D relating to shares of common stock $.01 par value (the "Common Stock"), of EPIQ Systems, Inc., a Missouri corporation (the "Issuer"), is being filed by Goodgate Holdings Limited, a Hong Kong company ("Goodgate"), to report an increase in its beneficial ownership of the securities of the Issuer.

Item 1.  Security and Issuer

The title of the class of equity securities to which this statement relates is the Common Stock of the Issuer owned by Goodgate. The Issuer's principal executive offices are located at 501 Kansas Avenue, Kansas City, Kansas 66105.

Item 2.  Identity and Background

(a) -- (c) Goodgate, the entity filing this Schedule 13D, is a Hong Kong company, and its principal business address and principal office is c/o Close Trustees (Switzerland) SA, 6 Place des Eaux-Vives, 1207 Geneva, Switzerland. Close Trustees (Switzerland) SA ("Close Trustees"), 6 Place des Eaux-Vives, 1207 Geneva, Switzerland, in its capacity as trustee of The Londinium Trust, a trust created under the laws of the Hong Kong Special Administrative Region of the People's Republic of China ("The Londinium Trust"), is the sole shareholder of Goodgate. Goodgate's activities consist of acting as a holding company for assets of The Londinium Trust. Other than Close Trustees and the respective Directors of Close Trustees and of Goodgate, there are no persons or corporations controlling or ultimately in control of Goodgate.

(d) -- (e) Neither Goodgate nor Close Trustees nor any of their respective executive officers or directors has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f) The sole executive officers and directors of Goodgate are Daniel Steven Martineau, Amanda Clare Usher-Wilson, and Andrew John Weight, the business address of each of which is c/o Close Trustees (Switzerland) SA, 6 Place des Eaux-Vives, 1207 Geneva, Switzerland, and the present principal occupation of each of whom is acting as a Director of Close Trustees. The directors of Close Trustees are Daniel Steven Martineau, Andrew John Weight, Stella-Lee Mitchell-Voisin and Robin McEwan Lee-Smith; the Senior Trust Officers (Executive Officers) of Close Trustees are Amanda Clare Usher-Wilson, Gillian Alice Masters-Ferguson and Susan Ashton. The business address of each of the aforementioned persons is c/o Close Trustees (Switzerland) SA, 6 Place des Eaux-Vives, 1207 Geneva, Switzerland, with the exception of Robin McEwan Lee-Smith and Stella-Lee Mitchell-Voisin whose business address is c/o Close Brothers Trust Company Limited, 2 St. Andrews Hill, London EC4V 5BY, England, and the present principal occupation of each of whom is acting as a Director of Close Trustees (or of its subsidiary company, Close Brothers Trust Company Limited).

Item 3.  Source and Amount of Funds or Other Consideration

Goodgate purchased 1,841,251 shares of the Common Stock from Ajuta International Pty. Ltd., an Australian company ("Ajuta"), as trustee of The Hypatia Trust, a trust created under the laws of Victoria, Australia, in a negotiated purchase transaction on September 28, 2007 for a purchase price of Thirty Five Million
Two Thousand One Hundred Eighty One and 51/100 United States Dollars (U.S. $35,002,181.51), or $19.01 per share. The Londinium Trust loaned the full purchase price of $35,002,181.51 to Goodgate on an interest-free basis to enable Goodgate to complete the acquisition of the Common Stock. The source of The Londinium Trust's funds was from the corpus of the trust funds settled irrevocably on The Londinium Trust by its original Settlor when The Londinium Trust was established. No part of the funds provided by The Londinium Trust to Goodgate was borrowed or otherwise obtained (from any other party) for the purpose of acquiring, holding, trading or voting the securities constituting the Common Stock.
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                                                                     Page 4 of 5


Item 4.  Purpose of Transaction

Goodgate is acquiring the 1,841,251 shares of Common Stock on behalf of Close Trustees for investment with the goal of realizing the maximum value of said Common Stock. Except as set forth in this Statement, Goodgate does not have any plans or proposals which relate to or would result in:


      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)  Any action similar to any of those enumerated above.

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

                                                                     Page 5 of 5


Item 5.  Interest in Securities of the Issuer

      (a) Goodgate is now deemed to be the beneficial owner of 1,841,251 shares of the Issuer's Common Stock, comprising 6.10 percent of the issued and outstanding shares of Common Stock of the Issuer. The calculations in this
Schedule 13D are based upon 30,178,304 shares of Common Stock issued and outstanding as of July 19, 2007 (based on disclosures made by the Issuer in its Form 10-Q for the quarter ended June 30, 2007). The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

      (b) Goodgate has the sole power to vote and dispose of the 1,841,251 shares of Common Stock deemed to be beneficially owned by it.

      (c) No other transactions in the Common Stock were effected during the past sixty days by Goodgate.

      (d) No other person has the right to receive the proceeds from the sale of the Common Stock held by Goodgate.

      (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      None

      Except as set forth in this Schedule 13D, neither Goodgate nor, to Goodgate's knowledge, any of its directors or executive officers has any other contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

      None

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  October 9, 2007
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                                                      (Date)


                                          GOODGATE HOLDINGS LIMITED

                                          /s/ Daniel Martineau
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                                               (Signature)

                                          Daniel Martineau, Director
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                                              (Name/Title)